WILLBROS

4400 Post Oak Parkway

Suite 1000

Houston, Texas 77027

Tel 713.403.8000

Fax 713-403-8074

May 21, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. H. Roger Schwall

Re:	Willbros Group, Inc.

Post-Effective Amendment to Registration Statement on Form S-3

Filed April 26, 2013

File No. 333-173446

Post-Effective Amendment to Registration Statement on Form S-3

Filed April 26, 2013

File No. 333-174406

Dear Mr. Schwall:

This letter sets forth the response of Willbros Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 17, 2013 (the “Comment Letter”) with respect to the Company’s Post-Effective Amendments (the “Post-Effective Amendments”), to the Registration Statements on Form S-3 (File Nos. 333-173446 and 333-174406) (the “S-3 Registration Statements”).

For your convenience, we have repeated in italics the Staff’s comment exactly as given in the Comment Letter and set forth below such comment our response.

Post-Effective Amendments to Registration Statements on Form S-3

General

1.	We note that you did not timely file your Form 10-K for the year ended December 31, 2011 and therefor were no longer eligible to use the Form S-3. You did not, however, file post-effective amendments for these two offerings to convert them to the appropriate form. See the guidance set forth in Compliance and Disclosure Interpretations, Securities Act Rules, Question 198.06. Please tell us what consideration you gave to file such post-effective amendments. Tell us also whether you have made any sales pursuant to this registration statement since the filing of your Form 10-K.

Response: As indicated in our letter dated January 11, 2013, the Company chose not to file post-effective amendments to convert the S-3 Registration Statements to Form S-1 while it was ineligible to utilize Form S-3 because neither the Company nor the selling stockholder intended to use the S-3 Registration Statements until the Company regained S-3 eligibility. The Company confirms that no offers or sales were made by the Company or the selling stockholder under the S-3 Registration Statements, including during the period when the Company was ineligible to utilize Form S-3. The Company further confirms that no offers or sales will be made under the S-3 Registration Statements by the Company or the selling stockholder until the Commission declares the Post-Effective Amendments to be effective.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (713) 403-8008.

Very truly yours,

/s/ Van A. Welch

Van A. Welch

Chief Financial Officer

cc:	Robert J. Melgaard, Conner & Winters, LLP